Baxter International Inc. and Subsidiaries

Exhibit 12—Computation of Ratio of Earnings to Fixed Charges

(unaudited—in millions, except ratios)

	2003	2002	2001	2000	1999
Years ended December 31,	(B)	(B)	(B)	(B)

Income from continuing operations
before income taxes and cumulative
effect of accounting changes	$1,150	$1,397	$979	$970	$1,085

Fixed charges
Interest costs	152	100	129	134	122
Estimated interest in rentals (A)	51	46	36	32	29

Fixed charges as defined	203	146	165	166	151

Adjustments to income
Interest costs capitalized	(37)	(30)	(22)	(14)	(10)
Net gains of less than majority-owned affiliates, net of dividends	(23)	(1)	(1)	(2)	(2)

Income as adjusted	$1,293	$1,512	$1,121	$1,120	$1,224

Ratio of earnings to fixed charges	6.37	10.36	6.79	6.75	8.11

(A)	Represents the estimated interest portion of rents.
(B)	Excluding the following pre-tax special charges, the ratio of earnings to fixed charges was 8.03, 11.65, 9.64, and 8.47 in 2003, 2002, 2001 and 2000, respectively.
	2003:	$337 million charge for restructuring.
	2002:	$163 million charge for in-process research and development and $26 million charge for restructuring.
	2001:	$280 million charge for in-process research and development and other special charges and $189 million charge relating to discontinuing the A, AF and AX series dialyzers.
	2000:	$286 million charge for in-process research and development and other special charges.